May 7 2009

Mr David L. Orlic

Special Counsel

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Re :

Preliminary Proxy Statement on Schedule 14a

File No 333-06718

In response to your comments on our Form 14a, these are the comments we have added to our proxy circular:

Comment no 1:

Meeting of the Shareholders has been postponed now to May 24.

Comment no 2:

Change has been made.

Comments no 3

We have revised the statement to read:

Proposal no 1 however is independent of Proposal no 2 as even without the change of control, increase in the authorized capital will be necessary

Comment no 4:

Given the current commitments to issue additional shares on different matters and should Biologics Process Development not gain control or desist from its intention to gain, the number of authorized shares still needs to be increased as additional funding would be sought and with a stock price below 0,01USD, shares to be issued would likely exceed the current limit.

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300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776

Comment no 5

Change has been made.

Management of the Company understands further questions may arise.

On behalf of the Company

Serge Beausoleil,

President and Chief Executive Officer

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300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776